Exhibit 99.1

YM BIOSCIENCES REPORTS SECOND QUARTER 2005
OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - February 11, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer drug development company with an advanced-stage portfolio, today reported operational and financial results for the second quarter of fiscal 2005, ended December 31, 2004.

“During the second quarter we significantly advanced both of the late-stage anti-cancer drugs in our portfolio. For tesmilifene, enrollment for our pivotal breast cancer trial continued as planned and we made significant progress towards broadening the market potential for this drug through partnerships and by targeting additional cancer indications,” said David Allan, Chairman and CEO of YM BioSciences. “For TheraCIM hR3, our humanized monoclonal antibody that targets the EGF receptor, progress was made on numerous fronts; we announced clinical efficacy results from two cancer trials and trials in additional indications were initiated to broaden the market potential for this drug as well.”

Second Quarter Highlights:
•	Received regulatory approval to initiate a metastatic breast cancer trial for tesmilifene in combination with Taxotere®.
•	Expanded the development program for tesmilifene into gastric cancer and into Asia, by partnering with Shin Poong (Seoul, Korea) subsequent to the end of the quarter.
•	Obtained Orphan Drug Status for TheraCIM hR3 for glioma by the FDA for the U.S.
•	Oncoscience AG, YM’s European development partner, initiated a monotherapy trial for TheraCIM/Theraloc in metastatic pancreatic cancer.
•	YM's licensor, CIMAB, reported a 90.6% complete response from a randomized Phase II pivotal nasopharyngeal cancer trial using TheraCIM h-R3 in combination with radiation.
•
Achieved the clinical milestone in a Phase II trial using TheraCIM/Theraloc in pediatric glioma, being conducted by Oncoscience AG, permitting the initiation of a pivotal trial for the drug in this population.

Anticipated milestones for the next quarter ending March 31, 2005:
•	Tesmilifene: initiate trial with Taxotere®
•	TheraCIM/Theraloc: initiate randomized trial in pediatric glioma
•	TheraCIM/Theraloc: start staged pivotal trial in adult glioma
•	TheraCIM: initiate pharmacodynamic study
•	Norelin™: data from Phase II extension trial

Milestone targets for balance of calendar 2005:
•	Tesmilifene: complete recruitment Phase III metastatic breast cancer in Q3
•	TheraCIM/Theraloc: complete recruitment Phase III glioma
•	Tesmilifene: complete recruitment Phase II Taxotere in metastatic breast cancer
•	Expand product pipeline

Enrollment for the Company’s tesmilifene breast cancer registration trial accelerated significantly in the second quarter. At the end of the quarter, by December 31st, 176 patients had been enrolled in the trial and as at February 10th, 240 patients had been enrolled from 16 countries in 50 of the 74 hospitals which are now open. YM continues to anticipate that enrollment of the 700 patients in the trial will be completed in calendar third quarter of 2005 and include some 90 hospitals in 20 countries. A chart showing enrollment and the numbers of sites active is available on YM BioSciences’ website under “Products”, then “Tesmilifene”. If the enrolment target is met and survival results are similar to those from the initial tesmilifene Phase III trial, then the Company should be in position to submit tesmilifene for FDA approval in late calendar 2006 or early 2007 based on an interim analysis of data, as previously agreed to with the FDA through a Special Protocol Assessment.

Financial Results
Total revenue for the quarter ended December 31, 2004 was $521,524 compared to $53,156 for the same period last year. Total revenue for the first six months of the 2005 fiscal year was $989,998 compared to $104,763 for the first six months of the corresponding period last year. Revenue consisted of revenue generated from out-licensing agreements and interest revenue. Total expenditures for the quarter ended December 31, 2004 were $3,379,021 compared to $1,328,324 for the same period last year. Total expenditures for the first six months of the 2005 fiscal year were $5,960,757 compared to $2,216,002 for the first six months of the corresponding period last year. General and Administrative expenses for the quarter were $1,259,259 and for the first six months were $2,517,291 compared to $763,486 and $1,326,579 respectively for the same periods in the prior year. These increases were due principally to the expensing of employee stock options commencing on July 1, 2004 and the cost of obtaining a listing on AMEX. YM started trading on AMEX on October 1, 2004. Licensing and Product Development expenses were $2,119,762 for the second quarter and $3,443,466 for the first six months of the fiscal year compared to $564,838 for the quarter and $889,423 for the first six months of last year. Expenditure increases were due primarily to the ramp-up of the Phase III clinical trial for tesmilifene that commenced in March 2004.

Net loss for the second quarter was $2,830,164 and for the year to date was $5,098,863 compared to $1,275,168 and $2,111,240 respectively for the same periods last year.

As at December 31, 2004 the Company had cash and short-term deposits totaling $33,785,404 and current liabilities of $813,399 compared to $20,387,858 and $1,163,711 respectively at June 30, 2004. The Company anticipates that the current cash reserves will be sufficient to support its development program beyond the 2006 calendar year.

Notice of TheraCIM/Theraloc Results Conference Call
YM and Oncoscience AG will host a teleconference on data from their Phase II trial in children with brain cancer (glioma) presented at the European High-Grade Glioma Meeting immediately following that conference on Monday, February 28, 2005 at 1:00pm EST and may be accessed by calling +1-416-695-7860 (from Europe) or 1-800-565-5185 (in North America) and utilizing the participant code 261890.

About YM BioSciences
YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing TheraCIM h-R3, an EGFr humanized monoclonal antibody on which Phase II clinical data have recently been released in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed. The Company also has a GnRH anti-cancer vaccine in that is in earlier stage clinical trials.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheet
(Expressed in Canadian dollars)
(Unaudited)

	December 31,	June 30,
	2004	2004

Assets
Current assets:
Cash and cash equivalents	$33,785,404	$5,493,907
Short-term deposits	-	14,893,951
Marketable securities	19,715	19,715
Accounts receivable and prepaid expenses	245,753	463,838

	34,050,872	20,871,411
Capital assets	12,365	11,381

	$34,063,237	$20,882,792

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$693,056	$993,272
Accrued liabilities	120,343	170,439

	813,399	1,163,711
Shareholders' equity:
Share capital	77,117,230	59,841,914
Share and unit purchase warrants	5,208,720	3,627,239
Contributed surplus	915,350	569,195
Deficit accumulated during the development stage	(49,991,462)	(44,319,267)

	33,249,838	19,719,081
Commitments

	$34,063,237	$20,882,792

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Operations
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2004	2003	2004	2003	2004

Out-licencing revenue	$300,488	$-	$661,866	$-	$661,866
Interest income	221,036	53,156	328,132	104,762	3,116,550

	521,524	53,156	989,998	104,762	3,778,416
Expenses:
General and administrative	1,259,259	763,486	2,517,291	1,326,579	17,350,662
Licensing and product development	2,119,762	564,838	3,443,466	889,423	34,319,853

	3,379,021	1,328,324	5,960,757	2,216,002	51,670,515

Loss before the undernoted	(2,857,497)	(1,275,168)	(4,970,759)	(2,111,240)	(47,892,099)
Net loss on marketable securities	-	-	-	-	(1,173,826)
Unrealized gain (loss) on foreign exchange	27,333	-	(128,104)	-	(128,104)

Loss before income taxes	(2,830,164)	(1,275,168)	(5,098,863)	(2,111,240)	(49,194,029)
Income taxes	-	-	-	-	7,300

Loss for the period	$(2,830,164)	$(1,275,168)	$(5,098,863)	$(2,111,240)	$(49,201,329)

Basic and diluted loss per common share	$(0.08)	$(0.07)	$(0.16)	$(0.12)

Weighted average number of common shares outstanding	35,125,107	17,418,892	31,906,888	17,430,393

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2004	2003	2004	2003	2004

Deficit, beginning of period:
As previously reported	$(46,587,966)	$(37,194,751)	$(43,779,888)	$(36,411,810)	$-
Adjustment to reflect change in accounting for employee stock options	-	(115,101)	(539,379)	(58,855)	-

As restated	(46,587,966)	(37,309,852)	(44,319,267)	(36,470,665)	-
Cost of purchasing shares for cancellation in excess of book value	(573,332)	(153,589)	(573,332)	(156,704)	(790,133)
Loss for the period	(2,830,164)	(1,275,168)	(5,098,863)	(2,111,240)	(49,201,329)

Deficit, end of period	$(49,991,462)	$(38,738,609)	$(49,991,462)	$(38,738,609)	$(49,991,462)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

					From inception
					on August 17,
	Three months ended		Six months ended		1994 to
	December 31,		December 31,		December 31,
	2004	2003	2004	2003	2004

Cash provided by (used in):
Operating activities:
Loss for the period	$(2,830,164)	$(1,275,168)	$(5,098,863)	$(2,111,240)	$(49,201,329)
Items not involving cash:
Depreciation	936	-	1,720	14,910	260,667
Gain on sale of marketable securities	-	-	-	-	(638,332)
Unrealized loss on marketable securities	-	-	-	-	1,812,158
Stock-based compensation	176,983	106,158	346,155	162,404	915,350
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	163,382	45,585	218,085	74,187	(245,753)
Accounts payable and accrued liabilities	(336,754)	209,680	(350,312)	179,614	813,399

	(2,825,617)	(913,745)	(4,883,215)	(1,680,125)	(46,283,840)
Financing activities:
Net proceeds from issuance of shares and warrants	-	17,047,001	18,972,307	17,047,001	80,964,645
Exercise of options	43,650	-	91,067	-	1,635,442
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	(779,909)	(225,259)	(779,909)	(230,379)	(1,029,678)

	(736,259)	16,821,742	18,283,465	16,816,622	78,940,037
Investing activities:
Maturity of short-term deposits	-	-	14,893,951	-	-
Proceeds on sale of marketable securities	-	-	-	-	1,402,239
Additions to capital assets	(2,704)	(1,565)	(2,704)	(3,724)	(273,032)

	(2,704)	(1,565)	14,891,247	(3,724)	1,129,207

Increase (decrease) in cash and cash equivalents	(3,564,580)	15,906,432	28,291,497	15,132,773	33,785,404
Cash and cash equivalents, beginning of period	37,349,984	6,901,807	5,493,907	7,675,466	-

Cash and cash equivalents, end of period	$33,785,404	$22,808,239	$33,785,404	$22,808,239	$33,785,404